Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

On September 13, 2023, X-Energy Reactor Company, LLC (“X-energy”), published the following posts on LinkedIn, X (formerly known as Twitter) and Threads in connection with the proposed business combination (the “Business Combination”) between X-energy and Ares Acquisition Corporation (“AAC”):

X-energy
@xenergynuclear
X-energy and Ares Acquisition Corporation today announced that Ares
Management and X-energy founder Kam Ghaffarian have committed
$80 million to the planned business combination of X-energy and $AAC.
The commitments reaffirm support for X-energy’s long-term strategy.x-
energy.com/media/news-rel...
energy
ARES
ACQUISITION
CORPORATION
9:03 AM• Sep 13, 2023 • 3,200 Views
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xenergynuclear 7h ...
X-energy and Ares Acquisition Corporation today announced that Ares
Management and X-energy founder Kam Ghaffarian have committed $80 million to the planned business combination of X-energy and $AAC. The commitments reaffirm support for X-energy’s long-term strategy, x-energy.com/media...
energy
ARES ACOUMON
X-energy
21,756 followers
7h
+ Follow ...
X-energy and Ares Management Corporation (NYSE: AAC) today announced that Ares Management and X-energy founder Kam Ghaffarian have committed
$80 million to the planned business combination of X-energy and AAC. The commitments reaffirm the significant opportunity, long-term strategy and support of X-energy and the future of clean energy. https://lnkd.in/gGZerfsA
#Energy #Technology #CleanEnergy
energy
ARES
ACOUSTION
CORPORATION
X-energy and Ares Acquisition Corporation Announce Additional Committed
Capital and Attractive Strategic Updates to Business Combination-X-energy
x-energy.com 11 min read
Scott Castleman and 86 others
10 posts

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Additional Information and Where to Find It

In connection with the Business Combination, AAC filed a registration statement on Form S-4 on January 25, 2023, (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023 and July 25, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination and the transactions contemplated by the subscription agreement entered into by AAC with AAC Holdings II LP (“AAC Holdings II”), a Delaware limited liability company that is affiliated with AAC’s sponsor, Ares Acquisition Holdings LP, a Cayman Islands exempted limited partnership, pursuant to which AAC Holdings II agreed to subscribe for and purchase, and AAC agreed to issue and sell to AAC Holdings II, on the closing date of the Business Combination, an aggregate of 50,000 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $50,000,000 (the “Preferred Stock PIPE Financing”), including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination and the Preferred Stock PIPE Financing, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions, including the Preferred Stock PIPE Financing; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees;

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(9) costs related to the proposed business combination and the Preferred Stock PIPE Financing; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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